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                                                                    EXHIBIT 99.1

                                                           [English Translation]

                                                                 August 28, 2003

                                                                 Fair Disclosure

                              HANARO TELECOM, INC.

            INTERNATIONAL ROAMING AVAILABLE FOR WIRELESS LAN SERVICE

     Hanaro Telecom, Inc. ("Hanaro" or the "Company") announced that it entered into a business cooperation agreement with GRIC Communications, a U.S.-based Internet roaming service company, for the provision of international roaming for the Company's wireless local area network ("LAN") service. Such international roaming service makes the Company's wireless LAN service available from September 1, 2003 at 44 airports and 420 hotels and convention centers in 12 countries worldwide including the U.S., China, Singapore, Hong Kong, Taiwan, Philippines, and France.

     GRIC is in alliance with several wireless LAN service providers worldwide, and the Company's alliance with GRIC makes it possible for the users of Hanaro's wireless LAN service (HanaFOS AnyWay) to enjoy Internet at any hot spots of such providers. The subscribers of such providers shall also have access to Internet in HanaFOS zone. Hanaro is the first domestic provider of such two-way roaming service.

     The rate for the roaming service is KRW330 per minute (excluding VAT), and the service will be offered free of charge for the month of September to celebrate the service launch.

     To use the roaming service, you may want to subscribe to HanaFOS AnyWay and log onto www.anyway.co.kr to download a program for the service.

     Mr. Sung Chan Son, Vice President, Wireless LAN unit, said "international roaming service for wireless LAN is gaining its popularity from the users for its convenience. I hope to see the roaming service to be available among the local wireless LAN service providers for the convenience of users and prevention of duplicate investment."

     GRIC, a Milpitas, California-based company, provides both wire and wireless roaming services through GRIC Alliance Network formed by approximately 400 telecom service providers worldwide including Wayport of the U.S., SingTel of Singapore, Chinanetcom of China and Telstra of Australia.